Exhibit 99.2

This exchange offer or business combination is made for the securities of a Japanese company. The offer is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

July 29, 2016

To all parties concerned:

Company name:	TYO Inc.

Representative:	Hiroaki Yoshida, President and CEO of the TYO Group
(Code No. 4358 on the First Section of the Tokyo Stock Exchange)

Contact person:	Hiroaki Uekubo, Executive Director for the Strategic Business Planning Headquarters
(TEL: 03-5434-1586)

Company name:	AOI Pro. Inc.

Representative:	Yasuhito Nakae, Representative Director & President and Executive Officer
(Code No. 9607 on the First Section of the Tokyo Stock Exchange)

Contact Person	Satoshi Yuzurihara, Representative Director & Vice President and Executive Officer
(TEL: 03-3779-8000)

Notice Regarding Execution of an Integration Agreement Between TYO Inc. and AOI Pro. Inc.

and the Creation of a Share Transfer Plan

This letter is to inform you that as announced in “Notice Regarding Execution of a Basic Agreement Concerning the Management Integration of TYO Inc. and AOI Pro. Inc. by Establishment of a Joint Holding Company (Share Transfer)” dated July 11, 2016, TYO Inc. (hereinafter, “TYO”) and AOI Pro. Inc. (hereinafter, “AOI Pro.”) have proceeded with the consideration of the management integration of the companies, reached an agreement regarding the establishment of a joint holding company and the performance of the management integration (hereinafter, “Management Integration”) through a joint share transfer (hereinafter, the “Share Transfer”), resolved to enter into and execute the Integration Agreement at their respective board of directors meetings held today, and entered into and executed the Integration Agreement. In addition, a Share Transfer Plan has been created by both companies. It should be noted that the prerequisites for Management Integration are the approval, etc., at the meeting of shareholders for both companies and the relevant authorities.

1.	Background and Purpose of the Management Integration

(1)	Background

TYO was founded in 1982 and has rapidly grown through mergers and acquisitions and other initiatives and has established itself as a leading company in the TV commercial production industry. Based on its Mid-term Management Plan adopted in September 2013, while seeking to expand its conventional advertising video production business, consisting primarily of TV commercial production through advertisement agencies, TYO has enhanced its salesforce and additionally strengthened and promoted direct business with sponsors by using creative solutions fostered by the TYO Group. Furthermore, TYO plans to newly operate a public relations business, which is expected to create synergies with the conventional advertising video production business. In addition, TYO has built a foundation to reach overseas markets through efforts such as establishing a joint venture with an Indonesian advertising agency and acquiring a creative agency with multiple business offices in Asia as a subsidiary.

AOI Pro. was founded in 1963 and has been in the TV commercial production business for more than 50 years; it is one of the leading companies in the industry. Based on the Mid-term Management Plan adopted in March 2015, while further expanding its core business of advertising video production focused on TV commercial production, AOI Pro. is newly working on the video content marketing business, which has continued to grow in the internet advertising area, by utilizing the company’s strength in video production know-how accumulated by the AOI Pro. Group. Overseas, AOI Pro. has built networks in the rapidly growing regions of Southeast Asia and China and has been developing its advertising video production business based on existing relationships with Japanese advertising agencies and clients; currently, the number of transactions with local companies is also growing.

In recent years, the environment surrounding the advertisement industry has been changing at a substantial and rapid pace through factors including diversification of media such as digital media primarily based on the internet, diversification of devices such as smartphones and tablet devices, and considerable advancement of technology, such as communication speed, data analysis, VR (virtual reality), and AR (augmented reality). Furthermore, the method of providing TV commercial materials to broadcast stations is expected to shift to online data transfer from 2017 and onwards, and print sales will accordingly decrease. Based on the above factors, it is thought that, while it would be difficult to expect significant mid- to long-term growth for the TV commercial production market, which is currently the core market for both companies, business domains related to advertising will continue to expand with potential changes in their methods and structure.

As a result of a comprehensive assessment of the above-noted circumstances surrounding the advertising business, as well as the visions, operational policies, business strategies, etc. of both companies, we have concluded that it is essential to the mid- to long-term growth of both companies to integrate their operations based on a spirit of equality and form a new group that leads the industry and to maintain “greater share”, “stronger negotiation power”, and “healthier capital” through consolidating and utilizing operational resources under common ideas and strategies, and that this will lead to gaining stronger competitiveness by building even more advanced business models.

(2)	Basic Policy for Management Integration

The joint holding company will supervise the group companies and propose mid- to long-term strategies and allocate operational resources; this will be performed in a streamlined manner and for the purpose of maximizing the value of the group companies. Both companies will keep their independence in terms of business operation, and will contribute to the development of the group as a whole by jointly introducing and utilizing the notable features of their operational frameworks through personnel and information exchange and other efforts.

(3)	Purposes and Effects

Both companies will, as new industry-leading group companies established through Management Integration, build advanced business models and provide appealing services, and aim to become companies that can contribute to all stakeholders including clients, shareholders, employees, and society, as the leading Japanese and Asian providers of video-focused advertisement-related services.

With respect to the advertising video production business focused on TV commercial production, which is the core business of both companies, we believe that we can maximize the sales and income of the entire group by respecting and maintaining the independence and the uniqueness of both companies in terms of sales/marketing, preserving the competitive relationship between the brands that have been fostered by both companies. On the other hand, we will proactively promote efforts such as standardization of personnel training, business streamlining measures, etc., joint procurement, and mutual utilization of post-production departments and filming equipment rental departments in order to strengthen profitability and cost competitiveness. In addition, the ability to develop new video production technologies such as VR and AR will be markedly enhanced by consolidating the operational resources of both companies.

With respect to the video marketing business, which is a new line of business that AOI Pro. is pursuing, we will promote a business model of providing solutions in cooperation with advertising agencies, which we anticipate will generate more direct transactions with clients and will increase the need for a sales framework that caters to these new relationships; therefore, we believe that great synergy can be expected with TYO, which has been strengthening direct transactions with clients.

In regard to the overseas business, while TYO has been proceeding with mergers and acquisitions with advertising agencies, AOI Pro. has been working on the advertising video production business; therefore, there is no functional overlap and we share the policy to expand the client base from Japanese companies to local companies located overseas. As such, we believe that we will benefit from the positive effects of the integration at an early stage.

In addition, due to the framework of the joint holding company, it will become possible for the joint holding company to efficiently allocate operational resources of both companies to growing business units under common operational strategies. This will enhance operational agility and efficiency and enable us to take more proactive measures than before, which will improve our adaptability to changes in the industry.

2.	Overview of the Share Transfer

(1)	Schedule for the Share Transfer

Board of directors meeting to approve the Integration Agreement and the Share Transfer Plan (both companies)	July 29, 2016 (today)

Execution of the Integration Agreement and creation of the Share Transfer Plan (both companies)	July 29, 2016 (today)

Record date for an extraordinary shareholders meeting (both companies)	July 31, 2016 (planned)

Extraordinary shareholders meeting to approve the Share Transfer Plan (both companies)	September 27, 2016 (planned)

Date of delisting from the Tokyo Stock Exchange (both companies)	December 28, 2016 (planned)

Planned date of integration (date of registration of the establishment of the joint holding company)	January 4, 2017 (planned)

Date of listing of the joint holding company	January 4, 2017 (planned)

The schedule above is the current plan and is subject to change through mutual consultation between both companies if necessary for proceeding with the Management Integration or due to other reasons. In addition, if circumstances arise in the future during the course of proceeding and consultation for Management Integration that delay or create difficulties in the Management Integration due to reasons such as applications to the related authorities including the Japan Fair Trade Commission, we will promptly make such circumstances known to the public.

(2)	Format of the Share Transfer

This will be a joint share transfer with TYO and AOI Pro. as the wholly-owned subsidiaries in share transfer and the newly established joint holding company as wholly owning parent company in the share transfer.

(3)	Content of allocation through the Share Transfer (share transfer ratio)

	TYO	AOI Pro.
Share transfer ratio	0.18	1

(Note 1) Share allocation ratio

0.18 share(s) of the joint holding company will be assigned for each TYO common share, and one share of the joint holding company will be assigned for each AOI Pro. common share. It should be noted that the number of shares constituting one unit of the joint holding company is planned to be 100.

In the event the Share Transfer results in a fraction of one common share of the joint holding company being issued to the shareholders of either company, an amount in accordance with the fraction not constituting one share shall be paid to such shareholders, pursuant to the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

It should be noted that in the event that, in the period from the creation of the share transfer plan until the establishment date of the joint holding company, a situation arises which may have a significant negative effect on the business, financial situation, or rights and obligations of TYO or AOI Pro., and the achievement of the purposes of the share transfer plan becomes impossible or unduly difficult, the aforementioned share transfer ratio may be amended upon consultation between the companies.

(Note 2) Number of new shares to be issued by the joint holding company through the Share Transfer (planned)

Common shares: 24,566,447 shares

The above has been calculated based on the number of outstanding common shares of TYO as of April 30, 2016 (62,398,930 shares) and the number of outstanding common shares of AOI Pro. as of March 31, 2016 (13,334,640 shares).

It should be noted that in cases where a shareholder of TYO or AOI Pro. exercises a right to claim purchase of shares, etc., the number of new shares actually issued by the joint holding company may change.

(Note 3) Regarding the handling of shares constituting less than one unit

With regard to shareholders of both companies that are to be assigned common shares of the joint holding company constituting less than one unit (100 shares) by the Share Transfer (hereinafter, “Shares Constituting Less than One Unit”), such shareholders may not sell the Shares Constituting Less than One Unit that they hold on the Tokyo Stock Exchange or other financial instruments exchange. Shareholders that come to hold such Shares Constituting Less than One Unit, based on Article 192 Paragraph 1 of the Companies Act, may issue a request to the joint holding company for the purchase of the Shares Constituting Less than One Unit that they hold. In addition, based on the provisions of Article 194 Paragraph 1 of the Companies Act and the Articles of Incorporation, such shareholders may issue a request to the joint holding company for the sale of shares which, combined with the Shares Constituting Less than One Unit that they hold, will result in a number of shares constituting one unit.

(4)	Handling of stock acquisition rights and bonds with stock acquisition rights in association with the Share Transfer

At the time of the Share Transfer, with regard to the stock acquisition rights issued by TYO and AOI Pro. respectively, stock acquisition rights of the joint holding company shall be assigned in place of the stock acquisition rights held to the holders of the stock acquisition rights at the record date, based on the content of such stock acquisition rights and the share transfer ratio. It should be noted that the companies shall not issue bonds with stock acquisition rights.

(5)	Dividends of surplus

TYO plans to pay a dividend of surplus up to the maximum amount of 5 yen per share with a record date of July 31, 2016, and assuming that the Share Transfer takes effect, plans to issue a dividend of surplus to the maximum amount of 2 yen per share with a record date of December 31, 2016.

Meanwhile, AOI Pro. plans to pay a dividend of surplus up to the maximum amount of 7 yen per share with a record date of September 30, 2016, and assuming that the Share Transfer takes effect, plans to issue a dividend of surplus up to the maximum amount of 12 yen per share with a record date of December 31, 2016.

(6)	Integration preparation committee

We will establish an integration preparation committee promptly after execution of the management integration agreement in order to hold intensive discussions on Management Integration between both companies.

3.	Basis of calculation of content of allocation through the Share Transfer

(1)	Basis and reason for the content of the allocation

TYO, as stated in (4) “Measures for ensuring fairness” below, has appointed Mizuho Securities Co., Ltd. (hereinafter, “Mizuho Securities”) as the third party appraiser and TMI Associates as the legal advisers in order to ensure the fairness of the consideration for the Share Transfer and the fairness of other matters relating to the Share Transfer, after which a consideration into the Share Transfer was launched, and based on the share transfer ratio calculation report received from the third party appraiser Mizuho Securities on July 28, 2016 and the advice from legal advisers TMI Associates, as a result of careful consultation and consideration, reached the conclusion that the performance of the Share Transfer by the share transfer ratio stated in 2. (3) “Content of allocation through the Share Transfer (share transfer ratio)” above was reasonable.

In such a manner, based on the results of the due diligence conducted by each company on the respective other company in reference to these appraisals by third party appraisers, the results of analysis, and the advice of legal advisers, etc.

Meanwhile, AOI Pro., as stated in (4) “Measures for ensuring fairness” below, has appointed KPMG FAS Co., Ltd. (hereinafter, “KPMG”) as the third party appraiser and Nishimura & Asahi as the legal advisers in order to ensure the fairness of the consideration for the Share Transfer and the fairness of other matters relating to the Share Transfer, after which a consideration into the Share Transfer was launched, and based on the share transfer ratio calculation report received from the third party appraiser KPMG on July 28, 2016 and the advice from legal advisers Nishimura & Asahi, as a result of careful consultation and consideration, reached the conclusion that the performance of the Share Transfer by the share transfer ratio stated in 2. (3) “Content of allocation through the Share Transfer (share transfer ratio)” above was reasonable.

As a result of careful negotiations and discussions between the companies regarding the share transfer ratio, comprehensively taking into account factors such as the financial situation, assets, and future prospects of each company, the determination that the aforementioned share transfer ratio is fair has finally been reached; a resolution was passed for the share transfer ratio in the Share Transfer at the respective meetings of the board of directors held today, and this has now been agreed.

(2)	Matters regarding the calculation

① Name of appraiser and relationship with the companies

Mizuho Securities, which is the financial adviser (third party appraiser) of TYO and KPMG, which is the financial adviser (third party appraiser) of AOI Pro., are not applicable as related parties of AOI Pro. and TYO, and have no major material interest that should be stated regarding the Share Transfer.

② Overview of the calculation

In order to ensure fairness when calculating the share transfer ratio to be used in the Share Transfer, TYO appointed Mizuho Securities as a third party appraiser and AOI Pro. appointed KPMG as a third party appraiser, and requested these respective companies to calculate and analyze the share transfer ratio.

Mizuho Securities, upon analyzing the financial information of TYO and AOI Pro., and the various conditions of the Share Transfer, conducted calculations using both, as both of these companies are listed on the Tokyo Stock Exchange and have market prices, the market share price method and, in order to reflect the situation of the future business activities of both companies in the calculation, the discounted cash flow method (hereinafter, “DCF Method”) to conduct a calculation on the market share price.

The evaluation range of the share transfer ratio calculated based on the aforementioned evaluation method is as indicated below. It should be noted that the calculation range of the share transfer ratio shown below is the calculation range of common shares of the joint holding company that can be assigned per common share of TYO, in the event of one common share of the joint holding company being assigned per common share of AOI Pro.

Evaluation method	Share transfer ratio
Market share price method (Record Date ①)	0.169 ~ 0.178
Market share price method (Record Date ②)	0.171 ~ 0.182
DCF Method	0.151 ~ 0.223

It should be noted that, in the market share price method, with the record date set as July 28, 2016 (hereinafter, “Record Date ①”), the closing share price on Record Date ① and the average closing share price for the period of one month, three months, and six months up to Record Date ① of the common shares of the respective companies on the Tokyo Stock Exchange were used, and with a record date set as July 8, 2016, which was the business day prior to July 11, 2016, the day on which the “Notice Regarding Execution of a Basic Agreement Concerning the Management Integration of TYO Inc. and AOI Pro. Inc. by Establishment of a Joint Holding Company (Share Transfer)” by TYO and “Notice Regarding Execution of a Basic Agreement Concerning the Management Integration of AOI Pro. Inc. and TYO Inc. by Establishment of a Joint Holding Company (Share Transfer)” by AOI Pro. was published by TYO and AOI Pro., as well as this being that date on which there media reported on the speculation of the Share Transfer (hereinafter, “Record Date ②”), the closing share price on Record Date ② and the average closing share price for the period of one month, three months, and six months up to Record Date ② for the common shares of the respective companies on the Tokyo Stock Exchange were used. In addition, Mizuho Securities, when calculating the share exchange ratio, in principle used information received from both companies and information that is publicly available, and made a variety of assumptions including that such information, etc., used was all accurate and complete, and that no facts which may have an important effect on the calculation of the share transfer ratio had not been disclosed to Mizuho Securities; it did not independently investigate the accuracy and completeness of such information. In addition, with regard to the assets and liabilities of both companies and the affiliates thereof (includes off-balance-sheet assets and liabilities, as well as other contingent liabilities), it did not independently conduct an evaluation, appraisal, or assessment of these, and did not request a third party organization to conduct an evaluation, appraisal, or assessment. Furthermore, with regard to the financial forecasts (includes profit plans and other information) provided by both companies, it was assumed that these were reasonably created by the management of both companies, based on the best forecasts and judgments that could be obtained at the time of the provision of said information. It should be noted that in the financial forecasts received from TYO on which the calculation by Mizuho Securities using the DCF Method was based, this included a fiscal year in which a significant increase in year-on-year profits was expected. Specifically, it is forecast that operating income for the period ending July 2019 will increase 31.2% compared to the preceding year to approximately 3.1 billion yen through means such as the improvement of profit margins through stricter cost management in projects, the promotion of proactive sales activities for direct transactions with advertisers, the strengthening of advertising agency transactions, and the reduction of selling, general and administrative expenses at overseas subsidiaries. In addition, in the financial forecasts received from AOI. Pro, on which the calculation using the DCF Method was based, operating income for the period ending March 2019 is forecast to increase 22.3% compared to the preceding year to approximately 3.6 billion yen. This is to be achieved through means such as enhancing revenue in the domestic TV commercial production business, which is a key business, through the introduction of new systems for expanding market share and business efficiency, etc., actively promoting overseas business primarily in Asia, and expanding service domains in which videos are used in the internet advertising area. It should be further noted that said financial forecasts were not made on the assumption of the Share Transfer being performed.

TYO confirmed the reasonableness of the aforementioned calculation results by Mizuho Securities through the receipt of an explanation by Mizuho Securities regarding the evaluation method, assumptions, and calculation background, etc., relating to the share transfer ratio in the Share Transfer.

Meanwhile, KPMG, with respect to AOI Pro. and TYO, conducted calculations using both, as both of these companies are listed on the Tokyo Stock Exchange and have market prices, the market share price method and, in order to reflect the evaluation of the situation of the future business activities of both companies, the DCF Method. The calculation range of the share transfer ratio by each of these methods is as indicated below. It should be noted that the calculation range of the share transfer ratio shown below is the calculation range of common shares of the joint holding company that can be assigned per common share of TYO, in the event of one common share of the joint holding company being assigned per common share of AOI Pro.

Evaluation Method	Share transfer ratio calculation range
Market share price method (KPMG Record Date ①)	0.171 ~ 0.187
Market share price method (KPMG Record Date ②)	0.170 ~ 0.181
DCF Method	0.128 ~ 0.199

It should be noted that, in the market share price method, the calculation record date was July 8, 2016 (hereinafter, “KPMG Record Date ①”), the trading day prior to July 11, 2016, which is the date on which the “Notice Regarding Execution of a Basic Agreement Concerning the Management Integration of AOI Pro. Inc. and TYO Inc. by Establishment of a Joint Holding Company (Share Transfer)” was published, and July 28, 2016 (hereinafter, “KPMG Record Date ②”), and calculations were performed based on the closing share price on each record date and the average closing price for the period of one month, three months, and six months up to each record date.

In the future profit plan of AOI Pro., on which the calculation by KPMG using the DCF Method was based, operating income for the period ending March 2019 is forecast to increase 22.3% compared to the preceding year to approximately 3.6 billion yen. This is to be achieved through means such as enhancing revenue in the domestic TV commercial production business, which is a key business, through the introduction of new systems for expanding market share and business efficiency, etc., actively promoting overseas business primarily in Asia, and expanding service domains in which videos are used in the internet advertising area. In addition, with regard to the future profit plan of TYO, this included a fiscal year in which a significant increase in year-on-year profits was expected. It is forecast that operating income for the period ending July 2019 will increase 31.2% compared to the preceding year to approximately 3.1 billion yen through means such as the improvement of profit margins through stricter cost management in projects, the promotion of proactive sales activities for direct transactions with advertisers, the strengthening of advertising agency transactions, and the reduction of selling, general and administrative expenses at overseas subsidiaries.

KPMG, when calculating the share transfer ratio, in principle used documentation received from both companies and information that is publicly available as-is, and made assumptions including that such documentation and information, etc., used was all accurate and complete, and that no facts which may have an important effect on the calculation of the share transfer ratio had not been disclosed to KPMG; it did not independently investigate the accuracy and completeness of such information. With regard to the assets and liabilities of both companies and the subsidiaries and affiliated companies thereof (includes contingent liabilities), it did not independently conduct an evaluation, appraisal, or assessment of these, including a separate analysis and evaluation of each asset and each liability, and did not request a third party organization to conduct an appraisal or assessment. Furthermore, with regard to the information relating to the business plan of both companies that was used as a reference in the calculation, it was assumed that these were reasonably created by the management of both companies, based on the best forecasts and judgments that could be obtained at this time. With regard to the calculation of the share transfer ratio by KPMG, this reflected information and economic circumstances up until July 28, 2016.

AOI Pro. confirmed the reasonableness of the aforementioned calculation results by KPMG through the receipt of an explanation by KPMG regarding the evaluation method, assumptions, and calculation background, etc., relating to the share transfer ratio in the Share Transfer.

(3)	Prospects of delisting and the grounds thereof

We plan to apply to the First Section of the Tokyo Stock Exchange for listing the shares of the newly founded joint holding company. The planned listing date is January 4, 2017, the date of registration of the establishment of the joint holding company.

Both companies will become wholly-owned subsidiaries of the joint holding company through the Share Transfer, and will be delisted on December 28, 2016 as a result of listing of the joint holding company.

(4)	Measures for ensuring fairness

TYO has taken the following measures in order to ensure the fairness of the Share Transfer.

① Obtaining a share transfer ratio calculation report etc. from an independent third party appraiser

TYO, in order to ensure the fairness of the Share Transfer, as stated in 3.(1) above, appointed Mizuho Securities as a third party appraiser, and obtained a share transfer ratio calculation report as the basis for the agreement of the share transfer ratio to be used in the Share Transfer. TYO, in reference to the analysis and opinion of third party appraiser Mizuho Securities, conducted negotiations and consultation with AOI Pro., and resolutions were passed at the meeting of the board of directors held today to perform the Share Transfer by the share transfer ratio stated in 2.(3) “Content of allocation through the Share Transfer (share transfer ratio).”

It should be noted that TYO has not obtained a written opinion (fairness opinion) of the share transfer ratio in the Share Transfer being fair from a financial perspective for the common shareholders of TYO.

② Advice from independent law firm

TYO, in order to ensure the fairness and appropriateness of the decisions of the board of directors, received legal advice from legal advisers TMI Associates, which is independent to both companies, regarding the TYO decision making methods, process, and other matters relating to the procedures for the Share Transfer.

Meanwhile, AOI Pro. has taken the following measures in order to ensure the fairness of the Share Transfer.

① Obtaining a share transfer ratio calculation report etc. from an independent third party appraiser

AOI Pro., in order to ensure the fairness of the Share Transfer, as stated in 3.(1) above, appointed KPMG as a third party appraiser, and obtained a share transfer ratio calculation report as the basis for the agreement of the share transfer ratio to be used in the Share Transfer. AOI Pro., in reference to the analysis and opinion of third party appraiser KPMG, conducted negotiations and consultation with TYO, and resolutions were passed at the meeting of the board of directors held today to perform the Share Transfer by the share transfer ratio stated in 2.(3) “Content of allocation through the Share Transfer (share transfer ratio).”

It should be noted that AOI Pro. has not obtained a written opinion (fairness opinion) of the share transfer ratio in the Share Transfer being fair from a financial perspective for the common shareholders of AOI Pro.

② Advice from independent law firm

AOI Pro., in order to ensure the fairness and appropriateness of the decisions of the board of directors, received legal advice from legal advisers Nishimura & Asahi, which is independent to both companies, regarding the AOI Pro. decision making methods, process, and other matters relating to the procedures for the Share Transfer.

(5)	Measures for avoiding conflicts of interest

As there is no particular conflict of interest between TYO and AOI Pro. for the performance of the Share Transfer, no special measures are being taken.

4.	Overview of Companies Involved in the Share Transfer

(1)	Name	TYO Inc.		AOI Pro. Inc.

(2)	Address	2-21-7 Kamiosaki, Shinagawa-ku, Tokyo		1-5-1 Osaki, Shinagawa-ku, Tokyo

(3)	Representative’s job title and name	Representative Director & President, Hiroaki Yoshida		Representative Director & President and Executive Officer, Yasuhito Nakae

(4)	Business descriptions	Strategization, planning, and production of all advertising content		Planning and production of TV commercials, digital content, etc.

(5)	Capital	1,850 million yen (as of January 31, 2016)		3,323 million yen (as of March 31, 2016)

(6)	Date of establishment	April 2, 1982		October 25, 1963

(7)	Total number of outstanding shares	62,398,930 (as of January 31, 2016)		13,334,640 (as of March 31, 2016)

(8)	Fiscal year-end	July 31		March 31

(9)	Number of employees (consolidated)	841 (as of January 31, 2016)		902 (as of March 31, 2016)

(10)	Main business partners	Dentsu Inc. Hakuhodo Incorporated Asatsu-DK Inc.		Hakuhodo Incorporated Dentsu Inc. Asatsu-DK Inc.

(11)	Main banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation		The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Bank, Ltd. Sumitomo Mitsui Trust Bank, Limited

(12)	Major shareholders and shareholding ratio	FIELDS Corporation	7.83%	Cosmo Channel Co., Ltd.	10.30%
		Hiroaki Yoshida	7.26%	Imagica Robot Holdings Inc.	7.50%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	4.09%	Japan Trustee Services Bank, Ltd. (Trust Account)	7.29%
		Katsumi Kimura	2.74%	The Master Trust Bank of Japan, Ltd. (Trust Account)	3.73%
		Kazuyoshi Hayakawa	2.13%
		Memory-Tech Holdings Inc.	1.50%	Hitoshi Hara	3.00%
		STATE STREET BANK AND TRUST COMPANY 505227 (standing proxy: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	1.47%	Fumiko Hara	2.46%
				Trust & Custody Services Bank, Ltd. (Trust Account E)	2.12%
		Japan Trustee Services Bank, Ltd. (Trust Account)	1.07%	AOI Pro.’s employee shareholding association	1.91%
		Sumitomo Mitsui Trust Bank, Limited	1.00%	Sumitomo Life Insurance Company	1.65%
		Kaneyuki Watanabe	0.97%	OMNIBUS JAPAN Inc.	1.65%
		(as of January 31, 2016)		(as of March 31, 2016)

(13)	Relationship between the companies involved

	Capital relationship	There is no significant capital relationship.	There is no significant capital relationship.

	Personnel relationship	There is no significant personnel relationship.	There is no significant personnel relationship.

	Business relationship	There is no significant business relationship.	There is no significant business relationship.

	Status as related parties	For both companies, neither the other party nor its affiliated persons or companies correspond to related parties.	For both companies, neither the other party nor its affiliated persons or companies correspond to related parties.

(14)	Operating results and financial condition for the last three years [unit: million yen (unless otherwise specified)]

	TYO Inc.			AOI Pro. Inc.
Fiscal year-end	Fiscal year ended July 2013	Fiscal year ended July 2014	Fiscal year ended July 2015	Fiscal year ended March 2014	Fiscal year ended March 2015	Fiscal year ended March 2016
Consolidated net assets	4,352	4,945	5,759	10,796	12,447	13,186
Consolidated total assets	13,057	12,879	14,590	23,554	25,583	28,995
Consolidated net assets per share (yen)	70.01	77.18	89.31	844.61	943.52	989.77
Consolidated sales	25,000	26,569	28,393	27,976	28,817	32,060
Consolidated operating income	1,493	1,712	1,884	1,783	1,952	2,491
Consolidated ordinary income	1,390	1,509	1,806	1,704	1,939	2,302
Current net income attributable to parent company’s shareholders	808	596	1,119	645	1,238	1,098
Consolidated current net income per share (yen)	13.53	9.85	17.96	53.90	101.38	88.09
Dividend per share (yen)	3.00	6.00	5.00	23.00	24.00	27.00

5.	Status of Joint Holding Company to be Founded as a Result of the Share Transfer

(1)	Trade name	AOI TYO Holdings Inc.

(2)	Address	Minato City, Tokyo

(3)	Names of directors

Representative Director: Hiroaki Yoshida

Representative Director: Yasuhito Nakae

Executive Director: Satoshi Yuzurihara

Managing Director: Hiroaki Uekubo

Director: Satoru Yaegashi (audit and supervisory committee member)

External Director: Takashi Kokubo (audit and supervisory committee member)

External Director: Kazuki Takada (audit and supervisory committee member)

External Director: Yoshiharu Hagiwara (audit and supervisory committee member)

(4)	Business descriptions	Operational management of affiliated subsidiaries and ancillary or related operations

(5)	Capital	5,000 million yen

(6)	Capital reserve	1,250 million yen

(7)	Fiscal year-end	December 31

(8)	Net assets	To be determined.

(9)	Total assets	To be determined.

(10)	Other	The new company will be a company with an audit and supervisory committee, and will be set up with directors and the general meeting of shareholders as well as the board of directors, the audit and supervisory committee, and accounting auditors.

6.	Overview of Account Processing in Association with the Share Transfer

It is expected that account processing in association with the Share Transfer will be deemed an “acquisition” under the Accounting Standard for Business Combination, and the purchase method in which, of the companies to become wholly owned subsidiaries by the Share Transfer, AOI Pro. will be the acquiring company, applies. As a result of application of the purchase method, goodwill (or negative goodwill) is expected to accrue in the consolidated accounting of the joint holding company; however, the amount is yet to be determined.

7.	Future outlook

With regard to the management policies, plans, and business forecasts, etc., of the joint holding company to be established by the Share Transfer, these matters will be considered by both companies and announced as soon as they are determined.

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